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                             May 31, 2023

       Gareth Sheridan
       Chief Executive Officer
       NutriBand Inc.
       121 South Orange Ave., Suite 1500
       Orlando, FL 32801

                                                        Re: NutriBand Inc.
                                                            Form 8-K filed
January 5, 2023
                                                            Correspondence
filed May 25, 2023
                                                            File No. 001-40854

       Dear Gareth Sheridan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Correspondence filed May 25, 2023

       General

   1. We note your response letter dated May 25, 2023 and your intentions to delist from
                                                        Upstream. Your draft
disclosure states that you are terminating the dual listing on the
                                                        "Seychelles Securities
Exchange." However, you state in your Form 10-K for the fiscal year ended January 31,
2023 (filed on April 26, 2023) that the dual listing of your common stock is "on the
MERJ Upstream exchange, domiciled in the Seychelles."
                                                        Clarify and revise to
reconcile the apparent inconsistency.
   2. Revise to disclose the effective date of the delisting and the number of U.S. investors, if any, who have exchanged
shares on Upstream. If U.S. investors have exchanged shares on
                                                        Upstream, tell us
whether such shares will be transferred back to the company   s transfer
                                                        agent. We refer to your
disclosures in the Form 10-K filed April 26, 2023 regarding
                                                        Upstream and that at
present, a total of 250,000 shares of your common stock have been listed on Upstream by
global holders. However, we also note that the terms "global
 Gareth Sheridan
NutriBand Inc.
May 31, 2023
Page 2
      stockholders" and "global holders" are not defined therein.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

FirstName LastNameGareth Sheridan                          Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameNutriBand Inc.
                                                           Services
May 31, 2023 Page 2
cc:       Michael Paige, Esq.
FirstName LastName